SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. -1-)*

(Name of Issuer)

T.H. LEHMAN & CO., INCORPORATED

(Title of Class of Securities)

Common Shares

(CUSIP Number) 48268R 10 6

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications):

Raffaele Attar
Acting Chairman and Director
T.H. Lehman & Co., Incorporated
1155 Dairy Ashford Suite 650
Houston, TX 77079
Telephone: (281) 870-1197

(Date of Event Which Requires Filing of This Statement)

May 4, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

T.H. Lehman & Co., Incorporated 22-2442356

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)
(b) ☒
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	381,597
Beneficially
Owned	(8)	Shared Voting Power	-0- Not Applicable
by Each
Reporting	(9)	Sole Dispositive Power.	278,848
Person
With	(10)	Shared Dispositive Power	-0- Not Applicable

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
287,848

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
4.9%

(14)	Type of Reporting Person (See Instructions)
CO

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of KSW, Inc (the “Issuer”). The address of the principal executive offices of the Issuer is 37-16 23rd Street, Long Island City, New York 11101.

Item 2.    Identity and Background.

(a)   This statement is filed by T. H. Lehman & Co., Incorporated, a Delaware corporation (the “Reporting Person”). Its principal business is to provide medical and financial services through subsidiaries to physicians and others in the medical field, and to make investments from time to time in other companies, both closely-held and publicly-traded. The address of the principal business name and business address of the Reporting Person is 1155 Dairy Ashford, Suite 650, Houston, Texas 77079.

(b)   The directors and executive officers of the Reporting Person are set forth on Schedule I, which sets forth the following information with respect to each such person.

fs(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

(c)   During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, those individuals set forth on Schedule I attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 381,597 shares of Common Stock of the Issuer. The Reporting Person received as of December 4, 1995, 9,249 shares of Common Stock of the Issuer in a stock distribution made by the Issuer to the holders of common stock of Helionetics, Inc., without payment of any additional consideration therefore by the Reporting Person.

The Reporting Person acquired the remaining 372,348 shares of Common Stock from seven other entities in consideration for the issuance by the Issuer to each of the seven sellers of an interest-bearing, non-recourse promissory note (the “Note” or collectively, the “Notes”) evidencing the purchase price paid by the Reporting Person to each such seller. The purchase price per share equaled $1.00 per share, or an aggregate of $372,348.

Item 4.    Purpose of Transaction.

The Common Stock was acquired by the Reporting Person for investment purposes. The Reporting Person may make additional purchases of Common Stock in the open market or in private transactions depending on, among other factors, an evaluation of the Issuer’s business prospects and financial condition, the market of the Common Stock, the availability to the Reporting Person of funding to make such purchases and the ability to make purchases without triggering exercisability of the rights issued pursuant to the issuer’s shareholder rights plan.

(a)    The Reporting Person has no present intention to change its purpose for acquiring the Common Stock or plans or proposals which relate to or would result in the acquisition of additional securities of the issuer, or the disposition of securities of the issuer.

Except as provided in the first paragraph of this Item 4, the Reporting Person has no other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of Schedule 13D.

Item 5.    Interest of Securities of the Issuer.

(a)    The Reporting Person is the beneficial owner of 278,848 shares of Common Stock which constitutes approximately 4.9% of the number of issued and outstanding shares of Common Stock of the Issuer. For the purposes of this Schedule 13D, the approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 5,640,311 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 15, 2006, as reflected in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2005.

(b)    The Reporting Person has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it.

(c)    The trading dates, number of shares purchased and price per share for all transactions in the Common Stock from the 60th day prior to May 4, 2006, by the Reporting Person Group are as follows:

	Transactions in the Common Stock
Date of	Number of Shares	Price (including
Transaction	Purchased (Sold)	commission)
April 18, 2006	3,426	$13,973
April 19, 2006	861	3,499
April 27, 2006	4,600	21,798
April 28, 2006	5,113	24,730
May 1, 2006	10,000	52,198
May 2, 2006	5,000	27,849
May 3, 2006	15,000	83,343
May 4, 2006	2,500	14,995

(d)    No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

Item 7.    Material to be Filed as Exhibits:

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 8, 2006

Signature

T.H. LEHMAN & CO., INCORPORATED

Name/Title Raffaele Attar, Director of T.H. Lehman & Co., Incorporated

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index:

Schedule I
Directors and Executive Officers

T.H. Lehman Co., Incorporated

Name/Principal	Present Principal
Business Address	Occupation or Employment	Citizenship

Elliot Gerstenhaber	Director	United States
109 N. Post Oak Lane	Private Investor
Suite 550
Houston, Texas 77024

Raffaele Attar	Acting Chairman	Italy
1155 Dairy Ashford	and Private Investor
Suite 650
Houston, Texas 77079

Gary M Poe	Secretary/Treasurer	United States
1155 Dairy Ashford
Suite 650
Houston, TX 77079